Chartered Semiconductor Manufacturing Ltd. (Regn. No.: 198703584-K) www.charteredsemi.com	1450 McCandless Drive Milpitas, California 95035 Tel: (1) 408.941.1100 Fax: (1) 408.941.1101	60 Woodlands Industrial Park D Street Two Singapore 738406 Tel: (65) 6362.2838 Fax: (65) 6362.2938
EXHIBIT (a)(5)(2)

N e w s R e l e a s e

Investor Contacts:
Chartered U.S.:	Chartered Singapore:
Suresh Kumar	Clarence Fu
(1) 408.941.1110	(65) 6360.4060
sureshk@charteredsemi.com	cfu@charteredsemi.com

Media Contacts:
Chartered U.S.:	Chartered Singapore:
Tiffany Sparks	Maggie Tan
(1) 408.941.1185	(65) 6360.4705
tiffanys@charteredsemi.com	maggietan@charteredsemi.com
CHARTERED ANNOUNCES COMPLETION OF TENDER OFFER FOR
2.5% SENIOR CONVERTIBLE NOTES DUE 2006
MILPITAS, Calif. — September 2, 2005 — Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: CHARTERED) today announced that it has completed its previously announced cash tender offer (the “Tender Offer”) for any and all of its outstanding 2.5% Senior Convertible Notes due 20061 (the “Notes”). The Tender Offer expired at 12:01 a.m., New York City time, on Thursday, September 1, 2005 (the “Expiration Time”).
As of the Expiration Time, US$477,845,000 original principal amount of the Notes, representing approximately 83.1% of the Notes, were validly tendered for purchase and not withdrawn and Chartered has accepted these Notes (the “Accepted Notes”) for purchase. The purchase price for the Accepted Notes was US$1,140 for each US$1,000 of original principal amount of Notes plus the pro rata portion of the 2.5% per year semi-annual interest payment accrued and unpaid up to, but excluding, September 2, 2005 (the settlement date of the Tender Offer). The aggregate purchase price for the Accepted Notes was approximately US$549,700,000. Chartered paid the aggregate purchase price from a portion of the proceeds raised from its US$625,000,000 senior notes offering which was completed on July 29, 2005. Following the completion of the Tender Offer, US$97,155,000 original principal amount of the Notes remains outstanding. These Notes will mature on April 2, 2006.
Chartered retained Goldman, Sachs & Co. as Dealer Manager and Lucid Issuer Services Limited as Information and Tender Agent in connection with the Tender Offer.

[1]	CUSIP No. 16133RAA4, ISIN No. US16133RAA41

This press announcement does not constitute an offer to purchase or a solicitation of an offer to sell any securities.
About Chartered
Chartered Semiconductor Manufacturing (Nasdaq: CHRT, SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 90 nanometer (nm), enabling today’s system-on-chip designs. Chartered further serves the needs of customers through its collaborative, joint development approach on a technology roadmap that extends to 45nm. Chartered’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement methodologies, and a commitment to flexible sourcing. In Singapore, Chartered operates a 300mm fabrication facility and four 200mm facilities.
Unless otherwise specified, references to “US$” are to the lawful currency of the United States of America.
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